Direct Line: 212.859.8272
Fax: 212.859.4000
stuart.gelfond@friedfrank.com
August 10, 2011
Mr. Justin Dobbie
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Navios Maritime Acquisition Corporation Registration Statement on Form F-4 Filed July 28, 2011 File No. 333-175864 (the “Registration Statement”)
Dear Mr. Dobbie:
           This letter sets forth the response of Navios Maritime Acquisition Corporation (the “Company”) and Navios Acquisition Finance (US) Inc. to the comment letter, dated August 9, 2011 of the staff of the Division of Corporation Finance (the “Staff”). This letter is being filed in connection with Amendment No. 1 to the Registration Statement (the “Amended Form F-4”). In order to ease your review, the Company has repeated the comments in their entirety.
Exhibit 5.4
1.	Please file a revised opinion. We note that the opinion is dated July 28, 2010.

Response:
         The manually signed opinion of Nelson & Company was dated and signed on July 28, 2011. The Company is filing a revised opinion of Nelson & Company dated July 28, 2011 as Exhibit 5.4 to the Amended Form F-4.

          Should you have any questions or comments with respect to this filing, please do not hesitate to contact Vasiliki B. Tsaganos at (202) 639-7078 or the undersigned at (212)-859-8272.

Sincerely,
/s/ Stuart Gelfond

cc:	Angeliki Frangou Navios Maritime Acquisition Corporation